Mail Stop 3561

July 12, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Fabrizzio P. Busso-Campana
Chief Executive Officer
Crystal International Travel Group, Inc.
2160 Headquarters Plaza
Morristown, New Jersey 07960

> **Re:** **Crystal International Travel Group, Inc.**
> **Form 10-KSB for the year ended July 31, 2006**
> **Filed November 14, 2006**
> **File No. 0-29313**

Dear Mr. Busso-Campana:

We have completed our review of your Form 10-KSB noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief